Exhibit 99.1

Bluehill ID AG Executive Bonus Plan

PURPOSE

The Bluehill ID AG Executive Bonus Plan (the “Plan”) is designed to attract, retain, and reward highly qualified executives who are important to Bluehill ID AG’s success and to provide incentives relating directly to the financial performance and long-term growth of Bluehill ID AG. An important objective of the plan is to align the compensation of the executive management more with the interest of the shareholders of the Company.

DEFINITIONS

Bonus:	The cash and share incentive awarded to an executive of Bluehill ID AG pursuant to terms and conditions of the Plan.

Board:	The Board of Directors of Bluehill ID AG

Change in Control:	The acquisition by any person or entity, directly, indirectly, or beneficially, acting alone or in concert, of more than thirty-five percent (35%) of the shares of Bluehill ID AG, at any time outstanding.

Company:	Bluehill ID AG and any other corporation in which Bluehill ID AG controls, directly or indirectly, fifty percent (50%) or more of the combined voting power of all classes of voting securities.

Plan:	The Bluehill ID AG Executive Bonus Plan.

ELIGIBILITY

Only executives of Bluehill ID AG as per their individual contracts with the Company (the “Contracts”) are eligible for participation in the Plan.

BONUS LEVELS

The Contracts with the members of the executive team of Bluehill ID AG provide for a two fold bonus level, a First and Peak Level.

First Bonus Level

The First Bonus Level (up to a maximum of 100% of base salary as defined in Contracts, paid 50% in cash and 50% in locked up, but non restricted shares; the “First Bonus Level”) is based on:

(i)	First 50%: achievement of 30% sales and EBITDA growth of the Company. This would exclude all one off non recurring costs. If less than 10% growth on sales and EBITDA is achieved, there is no bonus under the Plan. From 10% to 30% linear scale half based on sales, half on profit.

(ii)

Second 50%: based on growth in EPS of Bluehill ID AG exceeding average rate for comparable companies (“Comparables”). Comparables shall mean both companies on open / entry standards on FSE and list of companies tracked by Bluehill ID AG in its group presentation (attached hereto as exhibit). Board at its discretion may use adjusted EPS numbers to eliminate non recurring costs. Board at its discretion may adjust share price calculations to address special or volatile market conditions. Board may at its discretion approve the addition or removal of companies from the list of Comparables to reflect the industry peers more accurately.

Peak Bonus Level

The Peak Bonus Level consists fully of options for shares in Bluehill ID AG as described in the Contracts.

This will only be triggered after reaching the maximum level of either of the 2 elements from the First Bonus Level described hereinabove and is based on the achievement of the following targets:

(i)	50% will be triggered upon reaching over 30% sales and EBITDA growth of the Company. Adjustment for non recurring acquisition and post acquisition costs at discretion of the Board.

(ii)	50% will be triggered as Bluehill ID AG exceed EPS and share price performance of both groups of Comparables by at least 10%.

DUE AND PAYMENT DATE

Any bonus paid under the Plan shall be paid out to the participant no later than 60 days after the release of the annual results for Bluehill ID AG for the respective year.

DISPUTE RESOLUTION

Any disputes on entitlement or computation of any bonus shall be appealed to the CEO of Bluehill ID AG within 6 months from release of the Bluebill ID AG annual results. The ruling of the CEO shall be final.

In case the CEO of Bluehill ID AG disputes the entitlement or computation of his or her bonus, any such dispute on entitlement or computation of any bonus shall be appealed to the Board of Bluehill ID AG within 6 months from release of the Bluehill ID AG annual results. The ruling of the Board shall be final.

CHANGE OF CONTROL

In the event of a Change in Control, any bonuses earned but not yet paid under the Plan shall, at the sole discretion of the Board, be immediately payable or paid at their respective due dates as set-out in the Contracts.

TERMINATION

If the Executive contract of employment or for services with the Company is terminated, any unpaid bonuses shall be paid in accordance with the Executive’s termination agreement, and as otherwise determined by the Board.

CHANGES TO THE PLAN

The Board may amend, modify, suspend, or terminate the Plan for the purpose of meeting or addressing any changes in legal requirements or for any other purpose permitted by law.

NON ASSIGNABILITY

No Bonus or any other benefit under the Plan shall be assignable or transferable by the participant during the participant’s lifetime.

NO RIGHT TO CONTINUED EMPLOYMENT

Nothing in the Plan shall confer upon any employee any right to continue in the employ of the Company or shall interfere with or restrict in any way the right of the Company to discharge an employee at any time for any reason whatsoever, with or without good cause.

GOVERNING LAW

This Plan shall be subject to and governed by Swiss law.

EFFECTIVE DATE

The Plan has been approved by the Board at its meeting of 16 September 2009 with retroactive effect from the date of execution of the first Contract. To the extent permitted by law the Board may terminate or suspend at any time.

/s/ Ayman S. Ashour	/s/ Werner Vogt
Ayman S. Ashour	Werner Vogt
President of the Board of Directors	Member of the Board of Directors

/s/ Daniel S. Wenzel	/s/ Cornelius Boersch
Daniel S. Wenzel	Dr. Cornelius Boersch
Vice-President of the Board of Directors	Member of the Board of Directors

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